Exhibit 99.1

Ortelius Sends Letter to the Board of Directors of Capital Senior Living Corporation Regarding its Strong Opposition to Recently Announced Transactions with Conversant Capital

NEW YORK--(BUSINESS WIRE)--Ortelius Advisors, L.P. (together with its affiliates, "Ortelius" or “we”) today issued the below letter to the Board of Directors of Capital Senior Living Corporation (NYSE: CSU).

***

August 9, 2021

The Board of Directors

Attn: Chairman Michael W. Reid

Capital Senior Living Corporation

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Chairman Reid and Members of the Board of Directors:

Ortelius Advisors, L.P. (together with its affiliates, “Ortelius” or “we”) is one of the largest stockholders of Capital Senior Living Corporation (“CSU” or the “Company”), with holdings equal to approximately 9% of the Company’s outstanding common stock (the “Common Stock”). We are writing to make you aware that Ortelius strongly opposes CSU’s recently announced transactions (the “Transactions”) with Conversant Capital LLC (together with its affiliates, “Conversant”).

Based on the market’s overwhelmingly negative reaction in recent weeks, we believe other stockholders share our view: the Company’s stock price has plunged an incredible 48% since the Transactions were announced on July 22nd.1 The market evidently recognizes that these highly-questionable Transactions include egregious terms, which effectively hand control of CSU to Conversant while punitively diluting existing stockholders and hindering the business with excessive costs.

The Transactions demonstrably fail to maximize the value of the Company, which is now trading at a significant discount to its underlying assets. We find it alarming that the Board, which owes fiduciary obligations to all stockholders, would effectively seek to sell control of the Company to Conversant at what we believe is a material discount without at least conducting a more thorough review of strategic alternatives. Surely the Board is aware that we are now in the late innings of the pandemic and the industry is in recovery. The Company itself, in its earnings call on May 13th, indicated that occupancy and financial metrics were improving, long-term demographic tailwinds remained intact, and that the hard work of its “three-year transformational strategy” to stabilize the business was “complete.”

1 Based on closing prices on July 21, 2021 and August 4, 2021.

Fundamentally, we believe there are other stockholders like Ortelius who not only oppose this transaction, but also stand ready, willing and able to assist the Company with its near-term capital needs and other strategic initiatives in light of the Company’s tremendous long-term potential.

To make our concerns abundantly clear, we have highlighted some of the more troubling terms associated with the proposed Transactions and this de facto handover of the business to Conversant. We take exception to the following:

•	A highly-dilutive $82.5 million private placement of newly created Series A Convertible Preferred Stock (the “Preferred Stock”) that will accrue preferred dividends at a rate of 11% to 15%, and will be convertible into Common Stock at an initial conversion price of $40.00 per share, which is a 16% discount to the 30-trading day VWAP ending July 21, the day before the announcement of the Transactions.

•	The exceedingly costly interim debt financing from Conversant of approximately $17.3 million, with a headline interest rate of 15% and approximately $2.3 million earmarked to pay Conversant’s costs and expenses, and with a payment premium to give Conversant a capital return of 1.05x to 1.20x on top of accrued interest.

•	The commitment from Conversant to backstop $42.5 million of an approximately $70 million Common Stock rights offering to existing stockholders at $32.00 per share, to be funded through the issuance of additional Preferred Stock to Conversant and potentially by Conversant deeming the interim financing repaid.

•	$25 million accordion from Conversant for certain post-closing expenditures, to be funded through the issuance of additional Preferred Stock to Conversant.

•	Upon closing of the Transactions and for so long as Conversant beneficially owns at least 15% of the Common Stock on an as-converted basis, Conversant will have the right to designate a pro rata number of directors (rounded to the nearest whole number) for nomination to the Board, and for so long as Conversant beneficially owns at least 20% of the Common Stock on an as-converted basis, Conversant also will be entitled to designate the Board’s chairperson.

•	Covenants and consent requirements prior to and following closing of the Transactions that prohibit the Company from taking various actions without Conversant’s consent, giving Conversant effective control of the Company in certain business-critical respects.

It appears that in light of the Transactions requiring formal stockholder approval at the Company’s upcoming special meeting of stockholders, the Company and Conversant have structured the interim financing to be as coercive to stockholders as possible to obtain approval. As one example, if the Transactions are not approved and the interim financing is not repaid as part of their closing, the payment premium on the interim financing rises from 1.05x to 1.20x. We can only view this provision, and the interim financing itself, as designed to make it punitive for stockholders to reject the Transactions. It seems to us that the Board is aware these deals cannot stand on their own merits.

At bottom, Ortelius believes the Board has breached its fiduciary duties to stockholders by entering into these agreements with Conversant. We do not believe that CSU had an immediate need for the interim financing, and even if it did, based upon conversations with investment bankers and those who have knowledge of the Company’s financing needs, we contend that the Board had numerous alternatives available to it to address any capital requirements at year end. If for some reason those alternatives were not available, we believe the Company should have fully explored all strategic alternatives available to it. Ortelius believes that a thorough and comprehensive strategic process – looking beyond the short-term business impact of the pandemic – would have led to CSU’s being valued at a significant premium to its recent one-year high trading price of $58.94.

To be clear, Ortelius unequivocally opposes the Transactions and intends to vote its shares against their approval, and we believe that a majority of stockholders will not support the Transactions. There remain ample opportunities for the Board to fulfill its fiduciary responsibilities to stockholders, including by credibly assessing alternative strategic and/or financing options which benefit, not impair, all equity holders. We are ready and available to meet with and assist the Board in exploring these alternatives.

Regards,

Peter DeSorcy

Managing Member

Ortelius Advisors, L.P.

***

About Ortelius Advisors, L.P.

Ortelius is a research-intensive, fundamental-based, activist-oriented alternative investment management firm focused on event-driven opportunities. Founded in 2015 by Peter DeSorcy and H.R.H. Prince Pavlos, the asset manager is based in New York City.

Certain Information Concerning the Participants

Ortelius Advisors, L.P. (“Ortelius Advisors”), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes against the proposed issuance by Capital Senior Living Corporation (the “Company”) of shares of newly designated Series A Convertible Preferred Stock of the Company to affiliates of Conversant Capital LLC as contemplated by an Investment Agreement entered into by and among such parties, and other Company proposals, at the upcoming special meeting of stockholders of the Company.

ORTELIUS ADVISORS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Ortelius Advisors, Pangaea Ventures, L.P. (“Pangaea”) and Peter DeSorcy.

As of the date hereof, Pangaea directly owns 195,732 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company. Ortelius Advisors, as the investment manager of Pangaea, may be deemed to beneficially own the 195,732 shares of Common Stock owned by Pangaea. Mr. DeSorcy, as the holder of a controlling interest in Ortelius Advisors, may be deemed to beneficially own the 195,732 shares of Common Stock owned by Pangaea.

Contacts

MKA

Greg Marose / Charlotte Kiaie, 646-386-0091

gmarose@mkacomms.com / ckiaie@mkacomms.com